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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF SEPTEMBER, 2003

                        COMMISSION FILE NUMBER: 000-31815

               HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
                 (Translation of Registrant's Name into English)

                              5985 MCLAUGHLIN ROAD
                          MISSISSAUGA, ONTARIO L5R 1B8
                                     CANADA
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F [X]         Form 40-F [ ]

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.)

                         Yes [ ]                No [X]

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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                                    6-K ITEMS

1. Attached hereto as Exhibit 1 is the Second Quarter Report to Shareholders sent to shareholders of the Registrant.

2. Attached hereto as Exhibit 2 is the Press release of the Registrant, dated August 7, 2003, announcing the Registrant's financial results for the period ended June 30, 2003.




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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       HYDROGENICS CORPORATION -
                                       CORPORATION HYDROGENIQUE
                                       (Registrant)


                                       By:  /s/ Jonathan Lundy
                                            -----------------------------
                                                Jonathan Lundy

                                       Vice President General Counsel
                                       and Corporate Secretary



Dated: September 3, 2003




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                                  EXHIBIT INDEX

(1)   Second Quarter Report to Shareholders

(2) Press release of the Registrant, dated August 7, 2003, announcing the Registrant's financial results for the period ended June 30, 2003